Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

For the Three Months ended March 31, 2013 and 2012

May 7, 2013

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated May 7, 2013. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three months ended March 31, 2013 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2012 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2012 dated March 7, 2013 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and with the SEC on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months ended March 31, 2013 and up to and including May 7, 2013. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2012, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

2013 Financial Quarter Financial Results	1

MD&A

•	our expectations with respect to the sufficiency of our financial resources; and

•	our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information which are discussed in greater detail under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2012 (“AIF”).

Non-GAAP Disclosure

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

2013 Financial Quarter Financial Results	2

MD&A

selected financial information

Tables are expressed in thousands of U.S. dollars, except share and per share amounts

	Three months ended		Three months ended
	March 31, 2013		March 31, 2012

Revenue
Royalties	$18,369	100%	$24,693	100%

Operating expenses
Cost of revenue	19,761	108%	11,303	46%
Research and development	2,151	12%	2,771	11%
Marketing, general and administrative	2,929	16%	3,160	13%
Realized foreign exchange loss	89	0%	6	0%
Unrealized foreign exchange loss (gain)	944	5%	(5,376)	(22)%
Total operating expenses	25,874	141%	11,864	48%
Earnings (loss) from operations	(7,505)	(41)%	12,829	52%

Investment income	195	1%	722	3%
Interest expense	-	0%	(1,126)	(5)%
Debenture financing, net	-	0%	(31,138)	(126)%
Loss before income taxes	(7,310)	(40)%	(18,713)	(76)%

Provision for (recovery of) income tax expense
Current	1,301	7%	1,225	5%
Deferred	(2,177)	(12)%	(5,527)	(22)%
	(876)	(5)%	(4,302)	(17)%
Net loss	$(6,434)	(35)%	$(14,411)	(58)%

Loss per share
Basic	$(0.05)		$(0.12)
Diluted	(0.05)		(0.12)

Weighted average number of common shares
Basic	121,545,062		121,816,678
Diluted	121,545,062		121,816,678

Consolidated Balance Sheet Information

As at	March 31, 2012	December 31, 2012

Cash and cash equivalents	$165,603	$175,246
Short-term investments	1,565	1,617
Total assets	322,500	330,785

Long term debt	-	-
Dividends declared per common share	0.040	0.035

2013 Financial Quarter Financial Results	3

MD&A

Results of operations overview

Revenues for the three months ended March 31, 2013 were $18,369 representing a decrease of $6,324 or 26% over the three months ended March 31, 2012. The decrease in revenues is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2011 for which certain agreements contained higher fixed-payments at the beginning of the license agreement.

Operating expenses for the three months ended March 31, 2013 were $25,874 or 141% of revenues, representing an increase of $14,010 or 118% as compared to the three months ended March 31, 2012. The increase in operating expenses is attributable to higher litigation expenses.

Our largest operating expense in each of the presented periods is litigation expense, which is included in cost of revenue. Litigation expense accounted for approximately $12,200 and $3,858 or 47% and 33% of total operating expenses for the three months ended March 31, 2013 and 2012 respectively. Our preference is to negotiate licenses without the use of litigation, however that is not always possible. Given the number of litigations we are currently involved in, if they all proceed to trial, litigation expenses for fiscal 2013 will increase over fiscal 2012 levels, perhaps materially. Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded a net loss for the three months ended March 31, 2013 of $6,434 or $0.05 per basic and diluted share as compared to a net loss for the three months ended March 31, 2012 of $14,411 or $0.12 per basic and diluted share. During the three months ended March 31, 2012, we recorded $31,138 of debenture financing costs related to the financing we put in place late in 2011 to support our bid to acquire MOSAID Technologies Incorporated. These costs are non-recurring in nature.

We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net loss to the adjusted earnings.

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012

Net loss under GAAP	$(6,434)	$(14,411)

Adjusted for:
Unrealized foreign exchange (gain) loss	944	(5,376)
Depreciation and amortization	6,703	6,167
Stock based compensation	971	1,055
Gain of disposal of assets	(7)	-
Interest expense	-	1,126
Debenture financing, net	-	31,138
Income tax expense (recovery)	(876)	(4,302)
Adjusted earnings	$1,301	$15,397

Adjusted earnings per basic share	$0.01	$0.13

Weighted average number of common shares
Basic	121,545,062	121,816,678

The adjusted earnings for the three months ended March 31, 2013 were $1,301 as compared to $15,397 for the three months ended March 31, 2012. The decrease in adjusted earnings as compared to last year is primarily attributable to the decrease in revenue and an increase in litigation expenses.

2013 Financial Quarter Financial Results	4

MD&A

Results of Operations for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012

Revenues

Revenues for the three months ended March 31, 2013 were $18,369, representing a decrease of $6,324 or 26%.

	Three months ended
	March 31, 2013	March 31, 2012

Revenues	$18,369	$24,693
Decrease from comparative period	(26)%

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Revenue is comprised as follows:

	Three months ended
	March 31, 2013	March 31, 2012

Royalties	100%	100%
Brokerage	0%	0%
	100%	100%

Three licensees accounted for more than 10% of revenues from royalties for the three months ended March 31, 2013 as compared to two licensees for the three months ended March 31, 2012. For the three months ended March 31, 2013 and 2012, the top ten licensees accounted for 81% of revenues from royalties.

Cost of Revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities, employee related costs and other costs incurred in conducting license negotiations as well as litigation expense and amortization of patents expense related to acquired patents. We also include, as a licensing expense, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Three months ended
	March 31, 2013	March 31, 2012

Patent licensing	$898	$1,292
Litigation	12,200	3,858
Amortization of patents	6,505	5,929
Stock-based compensation	158	224
	$19,761	$11,303
Percent of revenue	108%	46%
Increase from comparative period	75%

2013 Financial Quarter Financial Results	5

MD&A

Cost of revenue for the three months ended March 31, 2013 was $19,761 or 108% of revenues as compared to $11,303 or 46% of revenues. The increase in expenses is primarily attributable to an increase in litigation expense and amortization expense as a result of patent acquisitions completed during fiscal 2012, partially offset by a decrease in patent licensing expenses. Litigation and amortization expenses are not necessarily variable with revenues. Patent licensing expense is predominately employee related costs and therefore is not directly variable with revenues. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. During the three months ended March 31, 2013, our Core Programs have remained consistent with previous years.

For the three months ended March 31, 2013, litigation expenses amounted to $12,200 as compared to $3,858 for the same period last year. The increase in litigation for the three months ended March 31, 2013 is attributable to an increase in the level of litigation activities in comparison to the same period last year, including preparation for three claims construction hearings, and preparation for multiple trials scheduled to take place in 2013, of which the first trial is scheduled to commence in July 2013. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to increase significantly in fiscal 2013 given the level of litigation matters that are currently active.

During the three months ended March 31, 2013, we continued to realize an increased level of litigation activities primarily as a result of patent infringement actions before the U.S. District Court for the Southern District of New York (the “SDNY Court”), the U.S. District Court for the Southern District of Florida (the “SDFL Court”) and the U.S. District Court for the Eastern District of Texas (the “EDTX Court”). The following discloses our litigation activities:

On October 5, 2010, WiLAN filed claims against a number of major companies including Alcatel-Lucent USA Inc. (“Alcatel-Lucent”), Ericsson Inc. (“Ericsson”), Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe our U.S. patent numbers 6,088,326 (the “326 patent”), 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010. A trial against the remaining defendants in this action is currently scheduled to begin on or about July 1, 2013.

On February 2, 2011, WiLAN filed claims against HTC in the EDTX Court (the “HTC Matter”). The Company claimed that HTC has infringed and continues to infringe our U.S. patent numbers 5,282,222 (the “222 patent”) and RE37,802 (the “802 patent”) by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents. On September 17, 2012, this matter was consolidated with the action we originally filed with the EDTX Court on September 1, 2011 against Apple Inc. (“Apple”) and other parties which is discussed below. A claim construction hearing in these consolidated actions was held on March 21, 2013 and the EDTX Court issued its Markman Order on April 11, 2013. Trial is currently scheduled for October 7, 2013.

On September 1, 2011, WiLAN filed claims against Apple, Alcatel-Lucent, Dell Inc., Hewlett-Packard Company, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. (“Sierra Wireless”). The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile handheld devices that use technology derived from these patents. On September 17, 2012, this matter was consolidated with the action we originally filed with the EDTX Court on February 2, 2011 against HTC which is discussed above. A claim construction hearing in these consolidated actions was held on March 21, 2013 and the EDTX Court issued its claims construction order on April 11, 2013. Trial is currently scheduled for October 7, 2013.

On January 23, 2012, WiLAN filed claims against Research In Motion Limited and Research In Motion Corporation (collectively, “RIM”) before the SDFL Court. The Company has claimed that RIM has infringed and continues to infringe our U.S. patent numbers 5,515,369 (the “369 patent”), 6,240,088 (the “088 patent”) and 6,232,969 (the “969 patent”) by making and/or selling various wireless communications products. A claim construction hearing in this action is currently scheduled for August 1, 2013. Trial in this action is currently scheduled for February 24, 2014.

On October 1, 2012, WiLAN filed claims in the SDFL Court in separate actions against Alcatel-Lucent and against Ericsson and Telefonaktiebolaget LM Ericsson (“LME”) claiming infringement of our U.S. patent numbers 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies. A trial against Ericsson and LME is currently scheduled for September 23, 2013; the SDFL Court has not set a claim construction hearing date for this matter. A claim construction hearing with respect to Alcatel-Lucent is currently scheduled for August 1, 2013. Trial against Alcatel-Lucent is currently scheduled for April 21, 2014.

2013 Financial Quarter Financial Results	6

MD&A

On October 1, 2012, the Company filed an action against Hon Hai Precision Industry Co. Ltd (“Hon Hai”) in the State Court of Florida concerning Hon Hai’s failure to report sales and revenues as required under a license agreement signed in January, 2008. Although Hon Hai moved to transfer this action to the SDFL Court, upon a motion by WiLAN, the case was remanded to the State Court of Florida and currently continues through the discovery phase. On October 23, 2012, Hon Hai filed an action in the SDNY Court requesting a declaration that Hon Hai does not infringe the 402 patent and that the 402 patent is invalid. The Company has filed a motion to dismiss this action.

On October 3, 2012 and October 15, 2012, WiLAN filed separate actions in the SDFL Court against each of LGE and Toshiba Corporation, respectively, claiming infringement of our U.S. patent numbers 6,359,654 and 7,034,889 related to digital television and display technology. A trial against Toshiba Corporation is currently scheduled for October 7, 2013. A trial date has not been set for action against LGE.

On December 6, 2012, the Company filed separate claims in the SDFL Court against Apple, HTC and Sierra Wireless claiming infringement of our U.S. patent numbers 8,315,640 and 8,311,040 related to LTE technologies. These actions have since been transferred to the U.S. District Court for the Southern District of California (the “SDCA Court”).

On December 6, 2012, WiLAN filed separate claims in the EDTX Court against each of Apple and Sierra Wireless claiming infringement of our U.S. patent number 6,381,211 related to 3G HSPA handset products. These actions remain pending before the EDTX Court and are awaiting the Court to enter a scheduling order.

On December 12, 2012, the Company filed claims in the SDFL Court against RIM claiming infringement of our U.S. patent number 6,260,168 related to Bluetooth technologies. A trial in this action is currently scheduled for November 11, 2013. The SDFL Court has not set a claim construction hearing date for this matter.

On November 14, 2012, Ericsson filed a request for ex parte re-examination at the USPTO with respect to our 326 patent. On February 7, 2013, the USPTO granted this re-examination request. On April 30, 2013, the USPTO issued an Office Action in which it found Claims 1-10 of the 326 patent subject to re-examination, Claims 11-15 of the 326 patent not subject to re-examination, and rejected Claims 1-10 in view of various prior art allegations; WiLAN expects to respond to this office action in due course. We expect that this re-examination process to continue for up to another 18 months. The 326 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 25, 2013, Research In Motion Corporation filed petitions for inter partes review at the USPTO with respect to each of our 369 patent and 088 patent. We expect each such inter partes review process to continue for approximately 12 to 24 months. Each such patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

We have a success fee obligation which is pursuant to our engagement with a law firm, for which the firm is entitled to a percentage of proceeds actually received from certain license agreements signed by us related to certain litigation matters in which the firm was representing us. Should we collect these amounts as contemplated in the agreements, the firm will be entitled to the entire success fee of $27,986. As at March 31, 2013, the current and long term portion of this success fee obligation is $3,853 and $9,937, respectively. As of March 31, 2013 we have made payments to the firm totaling $14,196 based on proceeds collected as of December 31, 2012.

2013 Financial Quarter Financial Results	7

MD&A

Research and development expense (“R&D”)

	Three months ended
	March 31, 2013	March 31, 2012

Research expenses	$525	$1,162
Patent management	1,414	1,241
Depreciation	74	104
Stock-based compensation	138	264
	$2,151	$2,771
Percent of revenue	12%	11%
Decrease from comparative period	(22)%

For the three months ended March 31, 2013, R&D expenses were $2,151 or 12% of revenue as compared to $2,771 or 11% of revenue for the three months ended March 31, 2012. The decrease in spending for the three months ended March 31, 2013 is primarily attributable to a decrease in the number of employees engaged in the research function partially offset by an increase in patent management, principally patent application prosecution and maintenance costs, as a result of the increased size and breadth of our patent portfolio.

Research expense is predominately employee related costs and therefore any changes in spending will be a result of changes to future staffing levels. Many of the patent management costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add patents, these costs would be expected to increase.

Marketing, general and administration expense

	Three months ended
	March 31, 2013	March 31, 2012

Marketing, general and administration costs	$2,130	$2,458
Depreciation	124	135
Stock-based compensation	675	567
	$2,929	$3,160
Percent of revenue	16%	13%
Decrease from comparative period	(7)%

Marketing, general and administration (“MG&A”) expenses for the three months ended March 31, 2013, amounted to $2,929 or 16% of revenues as compared to $3,160 or 13% of revenue. The decrease in spending for the three months ended March 31, 2013 is primarily attributable to a decrease in the accrued variable compensation costs related to employee restricted share units.

MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period.

2013 Financial Quarter Financial Results	8

MD&A

Realized foreign exchange loss

	Three months ended
	March 31, 2013		March 31, 2012

Realized foreign exchange loss	$89		$6
Percent of revenue	0%		0%
Decrease from comparative period	NM	*

* NM - percentage is not meaningful as the change is too large

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to unhedged transactions denominated in currencies other than U.S. dollars.

Unrealized foreign exchange gain/loss

	Three months ended
	March 31, 2013	March 31, 2012

Unrealized foreign exchange loss (gain)	$944	$(5,376)
Percent of revenue	5%	(22)%
Decrease from comparative period	(118)%

The unrealized foreign exchange loss recognized in the three months ended March 31, 2013 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at March 31, 2013. The change from the same period last year is attributable to the decrease in the value of the Canadian dollar relative to the U.S. dollar, and the level of monetary accounts denominated in Canadian dollars.

In addition to the impact of the translation of our foreign currency denominated monetary balances in the three months ended March 31, 2013, the unrealized foreign exchange loss relates to the foreign exchange contracts we held as at March 31, 2013. From time to time we utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at March 31, 2013, we held foreign exchange forward contracts totaling approximately $29,937 which mature at various dates through to January 2014. During the three months ended March 31, 2013, we recorded a loss of approximately $346 related to the foreign exchange forward contracts held as at March 31, 2013.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the three months ended March 31, 2013 was $195 as compared to $722 for the three months ended March 31, 2012. Investment income includes interest earned on deposits and short-term investments The decrease in investment income for the three months ended March 31, 2013 is attributable to a decreased cash position. The decrease in the cash position is attributable to the repayment of the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest on January 31, 2012.

2013 Financial Quarter Financial Results	9

MD&A

Debenture financing costs and Interest expense

	Three months ended
	March 31, 2013		March 31, 2012

Accretion of debt discount	$-		$25,175
Foreign exchange loss on debenture retirement	-		4,217
Amortization of financing costs	-		1,746
	$-		$31,138
Percent of revenue	0%		126%
Increase from comparative period	NM	*

* NM - percentage is not meaningful as the change is too large

On January 31, 2012 we repaid in cash the remaining aggregate principal amount of the outstanding debentures issued in 2011 to support our bid to acquire MOSAID Technologies Incorporated and accrued and unpaid interest and therefore there are no further expenses or costs related to these debentures.

Provision for (recovery of) income taxes

	Three months ended
	March 31, 2013	March 31, 2012

Current income tax expense	$1,301	$1,225
Deferred income tax recovery	(2,177)	(5,527)
	$(876)	$(4,302)

Current income tax expense % of revenue	7.1%	5.0%

Income tax recovery for the three months ended March 31, 2013 was $876 as compared to an income tax recovery of $4,302 for the same period last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three months ended March 31, 2013 and 2012 was approximately 26.5%.

The decrease in the net income tax recovery is primarily attributable to the reversal of a valuation allowance against certain deferred taxes liabilities in the three months ended March 31, 2012. There is a valuation allowance of $8,113 as at March 31, 2013 (December 31, 2012 - $7,626). We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the three months ended March 31, 2013, we recorded non-refundable investment tax credits earned of nil.

The current income tax expense for the three months ended March 31, 2013 and 2012, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended March 31, 2013 and 2012 was 7.1% of revenue and 5.0% of revenue, respectively. The increase in withholding tax expense as a percentage of revenue is attributable to the increase in revenue from jurisdictions for which there is no tax treaty relief.

2013 Financial Quarter Financial Results	10

MD&A

selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2013	Three months ended December 31, 2012	Three months ended September 30, 2012	Three months ended June 30, 2012

Revenues	$18,369	$21,183	$21,293	$20,791

Adjusted earnings	$1,301	$7,036	$9,260	$10,069

Adjusted earnings per share
Basic	$0.01	$0.06	$0.08	$0.08
Diluted	$0.01	$0.06	$0.08	$0.08

Net earnings (loss)	$(6,434)	$(2,119)	$2,159	$(149)

Net earnings (loss) per share
Basic	$(0.05)	$(0.02)	$0.02	$0.00
Diluted	$(0.05)	$(0.02)	$0.02	$0.00

Weighted average number of common shares
Basic	121,545,062	121,429,318	121,225,793	121,338,319
Diluted	122,166,911	122,417,211	122,086,343	122,505,346

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2012	Three months ended December 31, 2011	Three months ended September 30, 2011	Three months ended June 30, 2011

Revenues	$24,693	$24,224	$27,821	$27,419

Adjusted earnings	$15,397	$17,761	$22,769	$20,442

Adjusted earnings per share
Basic	$0.13	$0.14	$0.18	$0.17
Diluted	$0.13	$0.14	$0.18	$0.16

Net earnings (loss)	$(14,411)	$(5,618)	$7,317	$10,299

Net earnings (loss) per share
Basic	$(0.12)	$(0.05)	$0.06	$0.08
Diluted	$(0.12)	$(0.05)	$0.06	$0.08

Weighted average number of common shares
Basic	121,816,678	123,581,452	123,443,900	122,391,639
Diluted	123,086,211	125,216,782	125,618,973	124,821,577

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF and, also include the following:

•	competitive conditions in our industry, including strategic initiatives by us, our licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

2013 Financial Quarter Financial Results	11

MD&A

•	our ability to sign license agreements;

•	decisions relating to our patents issued pursuant to litigation or administrative proceedings;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, and short-term investments amounted to $167,168 at March 31, 2013, representing a decrease of $9,695 from the $176,863 held at December 31, 2012. The decrease is primarily attributable to $5,042 cash utilized in operations, the payment of dividends totaling $4,234, and the repurchase of common shares totaling $656.

At March 31, 2013 we had working capital of $145,697, long-term success fee obligation of $9,937 and patent finance obligations of $2,014 which relates to deferred payment terms on patents we acquired during the three months ended March 31, 2011.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three months ended March 31, 2013, we had no borrowings under this facility.

On March 7, 2013, we received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the TSX. Under the NCIB, we could purchase up to 11,846,843 common shares. The NCIB commenced on March 11, 2013 and is to be completed on March 10, 2014. We repurchased 145,000 common shares under the NCIB during the three months ended March 31, 2013 for a total of $656.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

2013 Financial Quarter Financial Results	12

MD&A

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2013, there were 121,537,250 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at March 31, 2013, 12,153,725 common shares combined. As at March 31, 2013, we had 9,774,227 options outstanding and 80,316 DSUs outstanding.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. Our significant accounting policies are described in Note 2 of our audited financial statements and notes for the year ended December 31, 2012. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there has been no material changes in our existing critical accounting policies from the disclosures included in our audited financial statements and notes for the year ended December 31, 2012 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to Condensed Unaudited Consolidated Financial Statements updates related to new accounting pronouncements.

Patents and Other Intangibles

We have determined that there were no indications of possible impairment during the three months ended March 31, 2013.

Goodwill

We have determined that there were no indications of possible impairment during the three months ended March 31, 2013.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2013, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

2013 Financial Quarter Financial Results	13

MD&A

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at March 31, 2013. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of March 31, 2013, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the three months ended March 31, 2013 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

2013 Financial Quarter Financial Results	14

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:     1.613.688.4900

Fax:    1.613.688.4894

           www.wilan.com